Exhibit 99.1

INDEPENDENT AUDITOR’S REPORT

To the Shareholders and Board of Directors of The Bank of Nova Scotia

Opinion

We have audited the consolidated financial statements of The Bank of Nova Scotia (the Bank), which comprise:

•	the consolidated statements of financial position as at October 31, 2025 and October 31, 2024;
•	the consolidated statements of income for the years then ended;
•	the consolidated statements of comprehensive income for the years then ended;
•	the consolidated statements of changes in equity for the years then ended;
•	the consolidated statements of cash flows for the years then ended; and
•	notes to the consolidated financial statements, including a summary of material accounting policy information

(hereinafter referred to as the consolidated financial statements).

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Bank as at October 31, 2025 and October 31, 2024, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the “Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements” section of our auditor’s report.

We are independent of the Bank in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements for the year ended October 31, 2025. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

We have determined the matters described below to be the key audit matters to be communicated in our auditor’s report.

(i) Assessment of Allowance for Credit Losses (ACL)

Refer to Notes 3 and 12 to the consolidated financial statements.

Description of the matter

The Bank’s ACL on loans was $7,463 million as at October 31, 2025. The Bank applies a three-stage approach to measure the ACL, using an expected credit loss (ECL) approach as required under IFRS 9 Financial Instruments. The Bank’s ACL calculations are outputs of a set of complex models. The ACL calculations reflect unbiased probability-weighted outcomes that consider multiple scenarios based on reasonable and supportable forecasts. The probability of default (PD), loss given default (LGD) and exposure at default (EAD) inputs used to estimate ECL are modeled based on historical default and loss experience, and macroeconomic variables that are closely related with credit losses in the relevant portfolio. The Bank assesses whether there has been a significant increase in credit risk since origination or where the financial asset is in default. If there has been a significant increase in credit risk or the financial asset is in default, then lifetime ACL is recorded; otherwise, an ACL equal to 12-month expected credit losses is recorded. The estimation of ECL for each stage and the assessment of significant increases in credit risk consider information about past events and current conditions, as well as forecasts of future events and economic conditions. The estimation and application of forward-looking information requires significant judgment. Qualitative adjustments or overlays may also be recorded as temporary adjustments using expert credit judgment where the inputs, assumptions and/or models do not capture all relevant risk factors. The use of management overlays requires significant judgment that may impact the amount of ACL recognized.

Why the matter is a key audit matter

We identified the assessment of the ACL as a key audit matter. Significant auditor judgment was required because there was a high degree of measurement uncertainty due to the significant management judgments inherent in certain of the Bank’s key modeled inputs and methodologies. These management judgments impact certain inputs, assumptions, qualitative adjustments or overlays, and the determination of when there has been a significant increase in credit risk. The assessment of the ACL also required significant auditor attention and complex auditor judgment to apply and evaluate the results of audit procedures. Further, specialized skills and knowledge, including experience in the industry, were required to apply audit procedures and evaluate the results of those procedures.

How the matter was addressed in the audit

The following are the primary procedures we performed to address this key audit matter. With the assistance of our credit risk and economics professionals with specialized skills, industry knowledge and relevant experience, we evaluated the design and tested the operating effectiveness of certain internal controls related to the Bank’s ACL process. These included internal controls related to: (1) initial and periodic validation and performance monitoring of models used to derive key modeled inputs into the ACL calculations being PD, LGD and EAD; (2) benchmarking of certain macroeconomic variables, model validation associated with the derivation of the remaining variables and the alternative scenarios and review of probability weights used in the ACL models; (3) the methodology used to determine whether there has been a significant increase in credit risk; and (4) the methodology and assumptions used in the determination of qualitative adjustments or overlays. Additionally, for non-retail loans, we tested certain internal controls related to loan reviews over the determination of loan risk grades. We involved credit risk and economics professionals with specialized skills, industry knowledge and relevant experience who assisted in: (1) evaluating the methodology and models used to derive key modeled inputs into the ACL calculations being PD, LGD and EAD and the determination of whether there has been a significant increase in credit risk; (2) assessing the appropriateness of certain underlying macroeconomic variables against external economic data, evaluating the models used to derive other macroeconomic variables and evaluating the assumptions associated with the alternative economic scenarios and the related probabilities; and (3) assessing the qualitative adjustments or overlays by applying our knowledge of the industry and credit judgment to evaluate the appropriateness of the Bank’s underlying methodology and assumptions. Additionally for a selection of non-retail loans, we evaluated the Bank’s assigned loan risk grades against the Bank’s borrower risk rating methodology.

(ii) Assessment of the Measurement of Fair Value of Certain Financial Instruments

Refer to Notes 3 and 6 to the consolidated financial statements.

Description of the matter

The Bank measures certain financial assets and financial liabilities at fair value on a recurring basis. Where such financial instruments trade in inactive markets or when using internal models where observable parameters do not exist, significant management judgment is required in the selection of valuation techniques and model inputs. The valuation techniques used in determining the fair value of financial instruments include internal models and net asset valuations. The significant unobservable inputs used in the Bank’s valuation techniques include general partner valuations per net asset values (NAVs), interest rate volatility, equity volatility and equity correlation.

Why the matter is a key audit matter

We identified the assessment of the measurement of fair value for certain financial instruments as a key audit matter. Significant auditor judgment was required because there was a high degree of measurement uncertainty due to significant judgments inherent in the Bank’s valuation techniques and significant unobservable inputs used to develop the fair value of certain financial assets and financial liabilities. The assessment of the fair value also required significant auditor attention and complex auditor judgment to apply and evaluate the results of audit procedures. Further, specialized skills and knowledge, including experience in the industry, were required to apply audit procedures and evaluate the results of those procedures.

How the matter was addressed in the audit

The following are the primary procedures we performed to address this key audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Bank’s processes to determine the fair value of certain financial instruments with the assistance of valuation and information technology professionals with specialized skills, industry knowledge and relevant experience. These included internal controls related to: (1) model validation at inception and periodically; (2) management’s review of NAVs; (3) independent price verification, including assessment of rate sources; and (4) segregation of duties and access controls. With the assistance of valuation professionals with specialized skills, industry knowledge and relevant experience, we tested the fair value of a selection of certain financial instruments. Depending on the nature of the financial instruments, we did this by comparing the NAVs to external information or by developing an independent estimate of fair value and comparing it to the fair value determined by the Bank.

(iii) Assessment of Uncertain Tax Provisions

Refer to Notes 3 and 26 to the consolidated financial statements.

Description of the matter

The Bank maintains provisions for uncertain tax positions that it believes appropriately reflect the risk of tax positions under discussion, audit, dispute, or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the Bank’s best estimate of the amount expected to be paid based on an assessment of all relevant factors, which are reviewed at the end of each reporting period.

Why the matter is a key audit matter

We identified the assessment of some uncertain tax provisions as a key audit matter. Significant auditor judgment was required because there was a high degree of measurement uncertainty due to the significant judgments inherent in the Bank’s interpretation of tax legislation and its best estimate of the ultimate resolution of tax positions. This required significant auditor attention and complex auditor judgment to evaluate the results of audit procedures. Further, specialized skills, industry knowledge, and relevant experience were required to apply audit procedures and evaluate the results of those procedures.

How the matter was addressed in the audit

The following are the primary procedures we performed to address this key audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Bank’s income tax uncertainties process with the assistance of taxation professionals with specialized skills, industry knowledge and relevant experience. These included internal controls related to: (1) the interpretation of tax legislation and the evaluation of the technical merits of tax positions; and (2) the determination of the best estimate of the provision required for these tax uncertainties. We involved tax professionals with specialized skills and knowledge, who assisted in (1) evaluating the Bank’s interpretations of tax legislation based on our knowledge and experience; (2) reading and evaluating advice obtained by the Bank from external counsel, and considering its impact on the measurement, if applicable, of the uncertain tax provisions; and (3) inspecting correspondence with applicable taxation authorities.

Other Information

Management is responsible for the other information. Other information comprises:

•	the information included in Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions; and
•	the information, other than the consolidated financial statements and the auditor’s report thereon, included in a document entitled “2025 Annual Report”.

Our opinion on the consolidated financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit and remain alert for indications that the other information appears to be materially misstated.

We obtained the information included in Management’s Discussion and Analysis and the 2025 Annual Report filed with the relevant Canadian Securities Commissions as at the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in the auditor’s report. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS as issued by the IASB, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Bank’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Bank’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit.

We also:

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Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

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Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
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Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Bank to cease to continue as a going concern.

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Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

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Communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

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Provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

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Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the group as a basis for forming an opinion on the group consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for the purposes of the group audit. We remain solely responsible for our audit opinion.

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Determine, from the matters communicated with those charged with governance, those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our auditor’s report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Chartered Professional Accountants, Licensed Public Accountants

The engagement partner on the audit resulting in this auditor’s report is James Edward Newton.

Toronto, Canada

December 2, 2025